

Mail Stop 3030

December 15, 2015

William J. Clough
Chief Executive Officer
CUI Global, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062

      Re: **CUI Global, Inc.**
              Form 10-K for the fiscal year ended December 31, 2014
              Filed March 16, 2015
              File No. 001-35407

Dear Mr. Clough:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business, page 3

1.   We note your disclosure on p. 13 that over 50% of revenues were derived from three customers in 2014 and two customers in 2013. Please tell us, and in future filings disclose, the identity of these customers. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Executive Compensation, page 70

2.   Please tell us where you provided the disclosure required by Regulation S-K Item 402(b)(1)(vii). In this regard, please tell us where you reported the results of that and any other shareholder vote on Form 8-K. See Item 5.07 to Form 8-K.

3.   We note that much of your disclosure in this section appears to describe general processes and parameters you follow in making executive compensation decisions. In addition to such disclosures, please revise future filings to disclose clearly the specific decisions you made in a given year and how those decisions impacted the form and

amount of compensation paid to or earned by your named executive officers, as reported in the table on page 74. As one example only, we note the general discussion of performance objectives on page 72 and incentive awards on page 73. However, it is currently unclear from your disclosure how the goals/objectives you mention and evaluation by your board and compensation committee resulted in the incentive awards disclosed in the table on page 74.

Summary Compensation Table, page 74

4. We note you have provided disclosure in the table with respect to your principal executive officer, principal financial officer, and one other named executive officer. Item 402(a)(3)(iii) of Regulation S-K requires disclosure of the three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the fiscal year. Please revise future filings to include disclosure for the three most highly compensated executive officers other than the principal executive officer and principal financial officer. If you do not believe such disclosure is required, please advise, citing all relevant legal authority.

5. We note the non-equity incentive awards column in the table on page 74. In future filings, please provide the tabular and narrative disclosure required by Regulation S-K Item 402(d).

Certain Relationships and Related Transactions . . ., page 81

6. We note the reference to transactions with holders of more than 10% of the voting rights. In future filings, please disclose the information required by Item 404 of Regulation S-K for each "related person," as defined in Instruction 1 to Item 404(a) of Regulation S-K. In addition, please disclose in future filings the information required by Item 404(b) of Regulation S-K.

Signatures, page 86

7. Please amend to include the second paragraph of text required on the signatures page to Form 10-K as well as all signatures required to appear below that text. Refer to General Instruction D(2)(a) to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Michael Cronin, Esq.